Exhibit 99.1

InterOil to Increase Interest in Triceratops and Raptor

Pacific Exploration & Production Corporation to withdraw from Papua New Guinea

SINGAPORE and PORT MORESBY, Papua New Guinea, Nov. 5, 2015 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) will increase its interest in two key licenses following the withdrawal of Pacific Exploration & Production Corporation (TSX: PRE; BVC: PREC) ("Pacific") from Papua New Guinea.

The withdrawal of Pacific, formerly Pacific Rubiales Energy Corp., is consistent with its strategy of focusing on Latin America.

As a consequence of Pacific's withdrawal, InterOil will increase its interest in PRL 39, which contains the Triceratops discovery, and also in PPL 475, which contains the Raptor discovery.

InterOil Chief Executive Dr Michael Hession thanked Pacific for its support as a joint venture partner and for its investment in the discovery and appraisal of resources in Papua New Guinea.

"We are pleased we will now own more than 78% of the Triceratops and Raptor discoveries," he said.

"Pacific's withdrawal simplifies license ownership for any commercialization discussions with other strategic players."

Triceratops, PRL 39

Pacific's right to withdraw from PRL 39 is in line with its July 2012 farm-in agreement in which Pacific acquired a 12.9032% gross interest in PRL 39 from InterOil and minority interest holders.

On completion of Pacific's withdrawal, InterOil's gross interest in PRL 39 will increase from 87.0968%# to 100%# and its gross interest in the Triceratops discovery will increase from 69.0931% to 78.1114%.

Raptor, PPL 475

With Pacific's withdrawal from PPL 475, formerly PPL 237, InterOil's gross interest will increase from 87.0968%# to 100%# and its interest in Raptor will increase from 66.2082% to 79.1114%.

The 2012 farm-in agreement made certain provisions for Pacific to withdraw from the two licenses, including the right to receive a repayment of approximately US$96 million from the net cash proceeds of the commercial sale of petroleum recovered or produced from PRL 15. The repayment of US$96 million is to be made within six years from the date of withdrawal, with contributions of US$66 million from InterOil and US$30 million from minority interests. This amount has been previously disclosed in InterOil's financial statements under non-current liabilities and receivables.

# Excludes minority interests.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the timing of Pacific's withdrawal from Papua New Guinea and the timing of receipt of funds from the minority partners. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended 31 December 2014 on Form 40-F and its Annual Information Form for the year ended 31 December 2014. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.